UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022 (Report No. 3)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Resignation of a Board Member

On March 13, 2022, Mr. Moshe Revach tendered his resignation from the board of directors of SciSparc Ltd. (the “Board” and “Company”, respectively). Mr. Revach advised the Company that he has decided to step down from the Board effective immediately. Mr. Revach stated that his resignation is due to personal reasons and not due to any disagreements or Company-related issues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: March 15, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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